SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 10-SB


                                 Amendment No. 2



                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                         Under Section 12(b) or 12(g) of
                     The Securities and Exchange Act of 1934

                     ACCUFACTS PRE-EMPLOYMENT SCREENING INC.
                 (Name of Small Business Issuer and Its Charter)



         Delaware                                                 13-4056901
(State or Other Jurisdiction of                                 (IRS Employer
Incorporation or Organization)                               Identification No.)



                       6 Green Street, New York, NY 10013
                    (Address of Principal Executive Offices)
                                   (Zip Code)
                                 (212) 966-0666
                           (Issuer's Telephone Number)




Securities to be registered under Section 12(b) of the Act:

Common Stock, par value $.01                     Over the Counter Bulletin Board
(Title of each Class to be so Registered)         Name of Each Exchange on which
                                                   Each Class to be Registered



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                          FORWARD LOOKING STATEMENTS


     Accufacts Pre-Employment Screening Inc. (the "Company" or the "Registrant") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. These statements include, without limitation, statements relating to AccuFacts's growth and business strategies, regulatory matters affecting AccuFacts, other plans and objectives of AccuFacts, management for future operations and activities, expansion and growth of AccuFacts's operations and other such matters. The words "believes," "expects," "intends," "strategy," "considers" or "anticipates" and similar expressions identify forward-looking statements. The Company does not undertake to update, revise or correct any of the forward-looking information.


                                     PART I

Item 1.  Description of the Business.

     Background.


     The Company was originally incorporated in Florida as Southern Cargo Company, Inc. ("Southern Cargo") in 1993, but did not commence doing business until mid-1998. In August 1998, the Company acquired all the assets and assumed all liabilities of a New York corporation named AccuFacts Pre-Employment Screening, Inc. (the "Predecessor"). Such assets and liabilities related to the information service bureau business of verifying job applicant background information for employers (the "Business") of the Predecessor which it started in 1994. Simultaneously with such acquisition, the Company changed its name to AccuFacts Pre-Employment Screening, Inc., and shortly thereafter reincorporated under the same name in the State of Delaware. As used in this Registration Statement, the names "AccuFacts Pre-Employment Screening Inc.," "Accufacts" and the "Company" all refer to the existing Delaware corporation and the name "Business" refers to the business started in 1994 by the Predecessor and acquired by Southern Cargo in August 1998, and now continued by the company.


Description of Business


     Background checks by the Business are made through the use of databases and a national network of agents (engaged on an independent contractor basis) developed by the Company. The background information products and services currently provided by the Company consist of: criminal history; pre-employment credit reports; social security number verification; driving record history; employment verification; education verification; professional reference verification; professional license verification; federal criminal/civil search; sex offender registration; and nation fugitive search.


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     The Company believes that employers increasingly are realizing the benefits of background checking of employees and verification of employment applications, not only because of the desire to help assure a better quality employee, but also, in some industries, the concern with negligent hiring lawsuits. The
Company has approximately 250 customers located throughout the United States. During 1997 sales were made in 50 states, with approximately 40% of total sales having been made in New York State. The Company's business strategy is to accelerate market presence throughout the United States. The Company also intends to enhance its existing products, develop new ones and pursue acquisitions of other companies, assets and/or product lines that either complement or expand its existing business. See "Business."


Markets

     The Company markets its employment background checking products and services throughout the United States. Although any company with employees is a potential customer of AccuFacts, the Company believes that companies or businesses with one or more of the following characteristics benefit most from background checking:

o High risk of liability for negligent hiring lawsuits relating to the action or inaction of employees;

o    Physically demanding jobs;

o    Employees with access to goods and cash of employers;

o    High employee turnover; and

o Desire for better quality employees, not only with respect to competence, but also integrity.

     Industries in which one or more of these characteristics exist include: construction; retail; manufacturing; property management, including commercial office buildings, apartments and hotels; medical, including nursing homes, hospitals and in-home health care providers; and

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city and county governments, including schools, gaming, temporary and permanent placement agencies, and accounting firms.

Products and Services

     General.

     The Company's products and services are designed to verify job applicant background information for employers and consist of database searches through the use of the Company's in-house computer system and manual retrieval and copying of public records by AccuFacts's network courier system. AccuFacts customers may request and receive records by telephone, mail or by facsimile, or by using proprietary software developed by AccuFacts or a modem-equipped personal computer or terminal to access the Company's on-line order placing network. This network is available 24 hours per day, seven days a week. AccuFacts licenses its software to its customers free of charge.

     The prices to AccuFacts's customers of the reports prepared by the Company vary in price from $5.00 to $75.00 per report depending upon the type and location of background check requested by the customer. The reports may be viewed on screen or printed in either AccuFacts's or the customer's offices. The reports remain in a computer file in AccuFacts's host computer system for two years and are available to the customer at no additional cost during that period.

     The Company's in-house computer host system consists of automated, networked PCs running Window NT, using SQL data bases which automatically read orders out to the Company's agents and/or to third party data bases for automatic processing. In addition, the Company operates its Internet-based consumer order entry system with the same automatic computer system, thereby reducing turnaround time and operating costs as compared to the Company's computers.


     The Company's network agent system consists currently of individuals and small companies located throughout the United States. The agents are engaged as independent contractors by written agreements which provide for payment of a fee on a per document, per day or monthly basis. The number of agents in each state or locality depends on the size, population density, numbers of counties, and the organization of the court systems within the state or locality.


     The Company currently offers the following products and services:

     Criminal Histories--Searches selected geographical areas for the presence of a criminal record. This background information is available statewide from 32 states or from all 3,300 counties in the United States on a county-by-county basis. The remaining 18 states do not have an accessible statewide depository for this type of information. This information is retrieved by AccuFacts through its network agent system, computer access directly into the states and certain counties or, in some instances, by facsimile, mail, and telephone.

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     Motor Vehicle Driving Reports--Confirms driving records. This background information is retrieved by AccuFacts through a non affiliated third party and is available from all 50 states, the District of Columbia, and Puerto Rico. This same information could be obtained directly by the Company from the source or from other non affiliated third parties. These reports and the credit reports discussed below are the only two products for which AccuFacts serves as a broker.

     Credit Information. This background information is a special form of a common "credit report" designed for employment purposes only. The report complies with current provisions of the Fair Credit Reporting Act, as amended ("FCRA"). See "Government Regulation" below. AccuFacts serves as a broker for this information for all three of the major credit bureaus (Equifax, TRW and TransUnion) and retrieves the information from these credit bureaus through software developed and owned by AccuFacts . AccuFacts customers may order any combination of the three credit bureaus.

     Social Security Number. This report will verify the issue date, number and name associated with the number. It will also indicate if the number has been reported deceased or not-issued as of a certain date. The report may also reveal other names (AKA's or Maiden names) and/or addresses previously or currently used by the applicant.

     Employment Verifications. Pursuant to the client's requirements, this report can include a complete verification of all previous employers, or a review of the most recent two or three positions held.

     Education Verifications. This report contains the applicant's academic history including: name of institution, dates of attendance, major course of study and the type of degree(s) received by the individual.

     Professional License Verification. Professional licenses in most states may be verified to include physicians, registered nurses, dentists, chiropractors, physical therapists, attorneys, certified public accountants, etc.

     Professional/Personal Reference Verification. This report is based on an interview of a co-worker or personal reference as provided by the applicant. The co-worker or personal reference is questioned as to the length and nature of their relationship with the applicant and the applicant's skills and work ethic.

     Federal Search. This search consists of a check for criminal and civil filings in a Federal District identified by the client, or the district of residence as identified by AccuFacts. This search will reveal criminal and civil information that has not been purged, sealed or expunged by the court and generally involves a two to four-year time frame from the date of the search.

     New York State Sex Offender Registry Search. This is a statewide search of the New York State Sex Offender Registry Database. New York State sex offenders are categorized by the risk that they pose to public safety. For a sex offender to be included in the Registry, he or

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she must be under the supervision of the New York State Criminal Justice System to include probation, parole or incarceration.

     Nationwide Search for Outstanding Warrants. This search is conducted through a law-enforcement entity and includes a search of the NCIC database for wanted persons. It should be noted that for a subject to be listed on the NCIC database, a State, Local or Federal Law Enforcement Agency must have entered the subject into the database as a wanted person.

Accelerated Market Presence.

     AccuFacts intends to continue the acceleration of its market presence throughout the United States by further expanding and refining sales and marketing techniques used by it over the past several years, including: (1) face-to-face selling with prospective customers, primarily larger companies; (2) in-house telemarketing to existing customers and to prospective customers who have shown an interest in purchasing AccuFacts's products and services; (3) independent resellers; (4) public relations; (5) participation in trade shows and seminars; (6) AccuFacts advertising in trade publications; (7) maintaining a web page on the Internet; and (8) mailing of news releases to existing customers and to prospective customers.

Acquisitions of Other Companies and/or Product Lines.


     The Company is pursuing the acquisition of other companies, assets and/or product lines that either complement or expand AccuFacts's existing business. Target companies are regional or state background checking companies or companies with complementary products including but not limited to drug testing, skills testing or safety and security products. The Company may use cash or stock or a combination of stock and cash to affect any such acquisitions. The Company has had, and will continue to have, discussions from time-to-time with potential acquisition candidates, but no acquisition has been made nor is any considered probable as of the date of this Registration Statement. No assurance can be given that the Company will be successful in these efforts.


Long-term Customer Relationships.


     The Company is committed to providing quality products and services to its customers. Management believes that the Company's emphasis on building long-term relationships with its customers has played a significant role in AccuFacts's success. Management further believes that these relationships are important not only to generate additional sales from existing customers, but also for customer referrals. A large percentage of the Company's sales has been generated by referrals from customers. The Company intends to continue to (1) send monthly newsletters to existing customers, (2) monitor its larger customers daily and
(3) contact each of its customers on a regular basis through telesales.


Quality Customer Service and Support.

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     In order to offer customers quality service and support, AccuFacts has developed and will continue to enhance a client service and support program which includes: (1) the availability of a customer service representative twelve hours a day Monday through Friday; (2) in-house training of all customer service representatives on AccuFacts products; (3) quality control checks for AccuFacts products; and (4) minimum acceptable performance guidelines for employees. In addition, AccuFacts realizes the importance of long-term employees to the success of its operations and, therefore, strives to provide a positive work environment and benefits package for employees.

Marketing and Sales

     The Company's marketing program consists of direct marketing activities, exhibitions at trade shows, the Internet, public relations activities and in-house telemarketing. All of the leads generated by these marketing activities are referred to new customer telesales representatives for follow-up and, if applicable, obtaining the documentation (including executed User Agreements) needed to open new customer accounts.

     There are four employees at the company's headquarters in New York, who are involved in marketing activities, one of whom is the Director of Marketing.

Customers

     The Company currently has approximately 250 customers located throughout the United States. During 1998, sales were made in 50 states, with approximately 40% of total sales having been made in New York State. No single customer of AccuFacts accounted for more than 15% of total AccuFacts sales during 1998.

     Historically, the Company experiences 35% of sale in its business in the fourth quarter due to increased hiring by retailers, starting in mid-October and continuing through the holiday season.

Government Regulation


     The Company is a "consumer reporting agency" within the meaning of that term as used in, and therefore is subject to, the provisions of the Fair Credit Reporting Act (the "FCRA"), and is regulated by the Federal Trade Commission ("FTC") under the Federal Trade Commission Act. Under the provisions of the FCRA, a consumer reporting agency may furnish a "consumer report" to a customer (other than a consumer or in response to a court order) only if such agency has reason to believe that, among other matters, the customer intends to use the information for a permissible purpose, including in connection with a credit transaction involving the consumer on whom the information is to be furnished or the review or collection of an account of the consumer or the customer otherwise has a legitimate need for the information in connection with a business transaction concerning the consumer. The background checking reports of AccuFacts are consumer reports for purposes of the FCRA. In addition, certain of AccuFacts' consumer reports are "investigative consumer reports" within the meaning of that term under



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the FCRA. The FCRA also prohibits disclosure of obsolete information concerning a consumer. Obsolete information generally means information which is more than seven years old.

     The FCRA requires a consumer reporting agency to maintain reasonable procedures designed to ensure that the proscriptions on the use of obsolete information are not violated, and that the information contained in a consumer credit report is used for a proper purpose. In addition, a consumer reporting agency must follow reasonable procedures to assure maximum accuracy of the information concerning the consumer about whom the report relates. See sub caption "Legal Considerations" below. The FCRA also requires a consumer reporting agency, upon request from a consumer, to disclose all information about that consumer in a consumer report, together with the source and the recipients of the information. In some cases, this information must be delivered to the consumer at no cost, and, in others, the agency may charge a reasonable fee. AccuFacts historically has not charged such a fee.

     The Consumer Credit Reporting Reform Act (CCRRA) of 1996 amended the FCRA and added new requirements on consumer reporting agencies providing consumer reports for employment purposes. The requirements include: providing customers with a notification of their responsibilities under the FCRA, obtaining certifications from customers that they are performing certain specific actions as required by the FCRA, providing the subject of the report with a free copy of the report if adverse action is taken by an employer based on information in the consumer report, and providing a copy of a Summary of Your Rights under the Fair Credit Reporting Act with each consumer report.

     The CCRRA also placed new requirements on the resale of consumer reports. A consumer reporting agency providing consumer reports to a reseller must now obtain the identify of the end user of the information for each report. In addition, the consumer reporting agency must receive certifications from resellers that their customers are performing the same specific actions as are required of the consumer reporting agency's direct customers, and ensure that reports are being resold only for permissible purposes.

     The FCRA provides that an investigative consumer report may not be prepared on any consumer unless such consumer receives notice thereof in writing not later than three days after the date on which the report was first requested, which must include a statement, among others, that the consumer has the right to request complete disclosure of the nature and scope of the investigation requested. The FCRA further provides that if the consumer requests disclosure of the information, the consumer reporting agency must make such disclosure in writing not later than five days after the date on which the request for disclosure was received. A consumer reporting agency may not be held liable for any violation of the FCRA provisions relating to investigative consumer reports if that agency shows by preponderance of the evidence that at the time of the violation such agency maintained reasonable procedures to assure compliance with those provisions. Of the Company's current products, education/credential confirmations and reference checks are investigative consumer reports for purposes of the FCRA.

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     The FCRA provides for civil liability sanctions against a consumer reporting agency by a consumer for willful or negligent noncompliance with the FCRA and criminal sanctions against officers and directors thereof who knowingly and willfully disclose information in a report to a person not authorized to receive the information.


     State laws also impact the Company's business. There are a number of states which have laws similar to the FCRA, and some states which have human rights laws more strict than the Americans with Disabilitites Act ("ADA"). A large number of states also regulate the type of information which can be made available to the public and/or impose conditions to the release of the information. For example, some state laws prohibit access to certain types of information, such as workers' compensation histories or criminal histories, while others restrict access without a signed release from the subject of the report. In addition, many privacy and consumer advocates and federal regulators have become increasingly concerned with the use of personal information, particularly credit reports. Attempts have been made and will continue to be made by these groups to adopt new or additional federal and state legislation to regulate the use of personal information. Federal and/or state laws relating to consumer reporting agencies and/or access and use of personal information, in particular, and privacy and civil rights, in general, amended or enacted in the future could materially adversely impact AccuFacts's operations.


Legal Considerations

     Under general legal concepts and, in some instances, by specific state and federal statute, the Company could be held liable to customers and/or to the subjects of background checking reports prepared by the Company for inaccurate information or misuse of the information. The FCRA contains civil liability provisions for willful and negligent noncompliance with its requirements. The FCRA further provides in effect that, except for liability for willful or negligent noncompliance with the FCRA and false information furnished with malice or willful intent to injure a consumer, neither a consumer reporting agency, any user of information nor any person who furnishes information to a consumer reporting agency will be liable to the consumer for defamation, invasion of privacy or negligence based on information disclosed to such consumer under the provisions of the FCRA.

     The Company has developed and implemented internal policies designed to help ensure that background information retrieved by it concerning a consumer is accurate and that it otherwise complies with the provisions of the FCRA. In addition, each customer of AccuFacts is required to sign a User Agreement, wherein such customer agrees, among other matters, to accept responsibility for using information provided by AccuFacts in accordance with the provisions of the FCRA, the ADA, and all other applicable federal and state laws and regulations including federal and state equal opportunity laws and regulations. AccuFacts also has internal checks in place regarding access and release of such information. Additionally, AccuFacts requires that all employees sign a written acknowledgment covering the proper procedures for handling confidential information.

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     AccuFacts carries errors and omissions insurance with $5,000,000 coverage to cover claims by customers or by the subjects of reports for alleged inaccuracy or misuse of information.


Competition

     The background checking industry is highly fragmented. The Company faces both direct and indirect competition for its products and services. In addition, many companies perform employee background checking in-house.

     Direct Competition.

     There are a large number of companies engaged in the sale of one or more of the background checking products sold by the Company, and the Company believes that this number will increase. A significant number of these competitors are small companies operating on a local or regional basis; while some are large companies operating on a national scale. To the Company's knowledge, the background checking portion of the business of its larger direct competitors is currently a small portion of their overall operation. Unlike many of its direct competitors, the Company serves as a broker for only two if its products -- credit reports and motor vehicle driving records -- and obtains the data for the remainder of its products from the source. The Company believes that this helps to give it a competitive advantage as to price. The Company also believes that it has a competitive advantage over many of its competitors because of the wide variety of products that it can offer to customers, and because of it's newly developed order entry and report retrieval system. Many of the Company's competitors, however, have substantially greater financial and personnel resources than the Company. In addition, it is possible that one or more of the Company's larger direct competitors could expand their background checking product line in the future.

     Indirect Competition.

     The Company faces indirect competition from a number of companies engaged in, among others, drug, aptitude and attitude testing, handwriting analysis and on-the-job trial employment (employee leasing). These procedures, though often used with background checking, compete with AccuFacts's products and services. Most of these competitors operate on a national scale and have substantially greater financial and personnel resources than the Company. In addition, it is possible that one or more of these competitors could expand their product lines in the future to include background checking products and services.

Employees


     The Company has a total of nine full-time employees, four of whom are involved in marketing, one in finance and four in data processing and customer service. There is one part-time employee in the verfication department. None of the Company's employees is represented by labor unions or is subject to


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collective bargaining arrangements. AccuFacts considers its relations with its employees to be good.


Item 2. Management's Discussion and Analysis or Plan of Operation Plan of Operation


The Company had revenue of $1,598,772 for the year ended December 31, 1998 as compared to $1,416,572 for the year ended December 31, 1997 an increase of $182,200. Total general, administrative expenses were $552,474 for the 1998 Period in comparison to $413,568 for the 1997 Period, an increase of $138,906. The increases in all three categories represent increased volume of business and commensurates increases in the cost of Personnel to service said business.


Net cash (used in) provided by operating activities for the years ended December 31, 1998 and 1997 was ($106,214) and $91,375, respectively. The change in cash from operating activities was $197,589.

Days outstanding in receivables in 1998 and 1997 was 59 and 46 days respectively for a difference of 13 days reflecting on the gain of larger new clients with longer payment terms.

Net cash used in investing activities was $44,233 and $60,232 for the years ended December 31, 1998 and 1997 respectively, reflecting a change of $15,999. This was a result of marketing lists purchased in 1997 for a usage period for 1997 and 1998.

The Company's financing activities included borrowing from a bank, stockholders' loans and private placement offering. The Company's financing activities resulted in net cash provided by (used in) financing activities of $199,289 and ($30,879) for the year ended December 31, 1998 and 1997, respectively. The Company believes it will be able to fund its short-term cash needs through funds from operations and additional capital raising efforts.

Net income decreased from an income of $109,626 for the year ended December 31, 1997, to a net loss of $124,881 for the year ended December 31, 1998, a change of $234,507. The increase in losses from December 31, 1997 to December 31, 1998 was the introduction of 4 new service lines (Education Verifications, Employment Verifications, Sex Offender Status, OIG Government Checks). The start up costs of the additional services, which were approximately $65,000, were


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incurred in the third and fourth quarter of 1998 and reflect as part of the increase in cost of sales and general and administrative expenses. Additional software programs were built by outside consultants for fees of less than $20,000 to simplify and automate the new additional services to seamlessly blend into the current operation and with this focused effort the new services will begin to profit in 1999. The company feels there is a tremendous opportunity in these new services. Also, there was an increase in marketing expenses from $5,000 in 1997 to $37,000 in 1998, an increase of $32,000. The additional funds spend in marketing were incurred through the Company's flier mailing program which has been successful. The average cost per new client has a break-even point of 4 months. The Company has increased its client base through these marketing efforts by 12% in the 4th quarter. The effects of the flier-mailing program is anticipated to be realized during 1999.


Selling of Shares.


     On December 18, 1998 the Company successfully completed an offering of its common stock pursuant to Rule 504 of Regulation D of the Securities Act of 1933 (the "Offering"). In the offering, 500,000 shares of common stock were sold or subscribed at $2 per share. Three hundred seventy-five thousand shares of common stock were subscribed for at December 18, 1998 for an aggregate purchase price of $750,000. At August 23, 1999, an aggregate of $191,600 of such subscription purchase price has been paid, leaving $558,400 due pursuant to promissory notes which mature on September 15, 1999.



Liquidity and Capital Resources.


The Company intends to finance the increase its business through the use of operating profits, borrowings, the recently concluded offering and additional capital raising. The Company believes that its anticipated cash flow operations as well as availability of funds from existing bank facilities and proceeds of the offering of $1,000,000 will provide the liquidity to meet its current foreseeable cash needs for at least a year.


At December 31, 1998, the Company had total assets $447,210, and at December 31, 1997, the Company had total assets of $301,136, an increase of $146,074. At December 31, 1997, the Company had total liabilities of $240,069, and at December 31, 1998 the Company had total liabilities of $300,904, an increase of $60,835.

The Company had a working capital of $90,748 as of December 31, 1998, as compared to working capital deficit of $7,534 as of December 31, 1997, an increase of $98,252.

     The company currently has a bank source of funding:

          (1) Line of credit in the amount of $75,000 ($63,000 outstanding as of December 31, 1998 with an annual percentage rate of 7.75 percent.)

          (2) An overdraft protection on Business Checking Account of $25,000 ($0 outstanding as of December 31, 1998 with an annual percentage rate of 13.75 percent.)

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Year 2000 Issue.


The worldwide challenge facing organizations commonly referred to as the Year 2000 (Y2K) issue is a result of problems that may be encountered with date-related transactions on computer systems that have historically recognized years using two digits versus four digits (i.e., 98 rather than 1998). These systems will potentially recognize "00" as the year 1900 instead of 2000. On the surface the Y2K problem sounds simple enough; however, the implications of this problem are far reaching and could impact a broad range of business services and activities.

The Company's in house systems and Software have been tested for year 2000 issues and all necessary changes have been made to achieve year 2000 compliance. To the best of the Company's knowledge and belief none of its operating systems will be effected by the year 2000 problem.

An assessment of the preparedness of external entities that interface with the Company is also ongoing. The Company's computers interface with only two outside vendors whose compliance with the Y2K issue could have an impact on the operations of the Company and the Company has been assured by such parties that they have achieved Y2K compliance. There can be no assurance, however, that there will not be a material adverse effect on the Partnership if its actions and/or those of related parties fail to address all significant issues in a timely manner.


Item 3. Description of Property

The Company's offcies are located at 6 Greene Street, New York, NY 10013. The Company occupies approximately 4,200 square feet of leased space. The lease is for a five year term expiring March of 2003 at a monthly rental of $2,200 including heat, but excluding electrical charge. The Company believes that there facilities are adequate for its current needs.

Item 4. Security Ownership of Certain Beneficial Owners and Management

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth information concerning the beneficial owners of the Company's outstanding common stock as of August 3 with respect to the beneficial ownership of shares of Common Stock by (i) each person known by the Company to be the beneficial owner of more than five percent of the outstanding shares of Common Stock, (ii) each of the Company's directors and
(iii) all executive officers and directors as a group. Unless otherwise indicated below, to the knowledge of Advanced Knowledge all persons listed below have sole voting and investment power with respect to their shares of Common Stock except to the extent that authority is shared by spouses under applicable law.


                                                 Amount and Nature of Beneficial
Name and Address of Beneficial Owner(1)          Ownership (2)                       Percentage of Class
------------------------------------             -------------------------------     -------------------
Philip Luizzo.                                               3,750,000                         58.14%

All executive officers and directors as a                    3,750,000                         58.14%
group (five persons including Philip Luizzo).


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----------
(1) The address for each of such individuals is in care of the Company, 6 Greene Street, New York, New York 10013


(2) A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of this Registration Statement upon the exercise of options or warrants. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days of the date of this Registration Statement have been exercised. Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.


Item 5.  Directors, Executive Officers, Promoters and Control Persons

The following table sets forth the Directors and Officers of the Company:

     The directors and executive officers of the Company, and significant employees of the Company are as follows:

NAME                        AGE              POSITION                                DIRECTOR SINCE
----                        ---              --------                                --------------
Phillip Luizzo              33               Chief Executive Officer,                     1998
                                             President and Chairman
                                             of the Board

John C. Svedese             38               Vice President and Director                  1998

Frank Luizzo                49               Director                                     1998

Joseph W. Slattery          61               Director                                     1998

Anthony J. Luizzo           55               Corporate Secretary and Director             1998


     All directors were elected upon the acquistion by the Company of the assets of its predecessor in September, 1998, and will serve until the next annual meeting of Shareholders, which is anticipated to occur by October, 1999.


Philip Luizzo

     Mr. P. Luizzo is the President/Chief Executive Officer of AccuFacts and has held such position at the Company or its predecessor since 1994. For more than two years prior thereto he was an employee of L.C. Security were he was a manager.


     Mr. Luizzo earned an in Finance from The University of Nevada, Las Vegas, and has authored a number of articles on background screening for major magazines and professional journals including Security Management Magazine and The Internal Auditing Alert.

     Mr. Luizzo has lectured to numerous companies and Professional organizations on aspects of conducting background investigations for perspective employees.


     Mr. Luizzo is a son of Anthony Luizzo and a nephew of Frank Luizzo.


Anthony J. Luizzo, CFE, CST, DABFE

     Anthony J. Luizzo has been an owner and principal employee of L.C. Consulting Group, Inc. for more than five years. That company offers services as a security consultant.

     Mr. Luizzo has over 35 years of law enforcement and security management experience as a former detective with the New York City Police Department and as a senior security administrator with the New York City Mayor's Office of Economic Development and Business Services and the NYC Health & Hospitals Corporation. Mr. Luizzo earned a graduate degree in criminology and undergraduate degree in security management from Pacific Western University and held adjunct faculty positions at John Jay College of Criminal Justice Studies and New York University. Mr. Luizzo is presently an adjunct faculty member at Long Island University.

     Mr. Luizzo is a certified fraud examiner, certified security trainer, certified police instructor, and a board certified forensic examiner. He has written over 25 articles addressing aspects of "security and loss prevention management" for a wide variety of magazines and professional trade journals including The CPA Journal, Security Management Magazine, The Journal of Health Care Protection Management, and The White Paper. He is the author of "Play it Safe" - a retail fraud prevention brochure and coauthor of Fraud Auditing: A Complete Guide -- a workbook for accountants and auditors on conducting fraud audits and investigations published by the Foundation for Accounting Education. Mr. Luizzo has lectured on security management issues to corporations, municipal agencies and professional organizations nationwide. He has conducted over 5000 security surveys for corporations, hospitals, commercial, institutional and residential complexes, and often testifies as a security expert in litigation involving deficient security.

     Mr. Luizzo is the President of the New York Chapter of Certified Fraud Examiners. He serves or has served on the Board of Directors of The Associated Licensed Detectives of New York State, The Society of Professional Investigators, and The Academy of Security Educators and Trainers.


     Mr. Luizzo is the father of Phillipp Luizzo and the brother of Frank
Luizzo.


Joseph W. Slattery, CFE

     For more than the past five years, Mr. Slattery has been a manager with L.C. Security where he conducts the security board training division.

     Mr. Slattery has over 40 years of law enforcement and security management experience as a former Deputy Inspector with the New York City Police Department and as private security consultant/trainer. Mr. Slattery earned an undergraduate/graduate degree in security management from John Jay College of Criminal Justice Studies.

     Mr. Slattery is a certified fraud examiner and a certified security guard instructor in New York State. Mr. Slattery is a former treasurer for The Captain's Endowment Association - New York City Police Department and a current board member of The New York Chapter of Certified Fraud Examiners.

     Mr. Slattery has lectured on various aspects of security, loss prevention and fraud prevention management to corporations, municipal agencies and professional organizations nationwide. Throughout his career, he has conducted numerous security surveys of corporate facilities, hospitals, and commercial/industrial entities.


Frank Luizzo, CFE

     Mr. Frank Luizzo has, for more than the past two years, been the Director of Operations of several security-related departments at the Hard Rock Hotel and Casino in Las Vegas, Nevada. For more than three years prior thereto, he was the General Manager of United Coin Machine Co., in Las Vegas Nevada, which is in the business of managing slot machine route operations.

     Mr. Luizzo has over 30 years of law enforcement and security management experience as a former Nevada State Trooper and Gaming Agent/Supervisor - Gaming Control Board State of Nevada. Mr. Fl. Luizzo is presently the Director of Security for The Hard Rock Hotel and Casino, Las Vegas, Nevada and formerly held positions as General Manager, United Coin Machine Company and Assistant to the Chairman, Aladdin Hotel and Casino.

     Mr. Luizzo coauthored an article on "Casino Fraud" featured in Security Management Magazine and was prominently featured in television documentaries on "Gaming Security" for The Discovery Channel and "E" Entertainment.

     Mr. Luizzo is a member and past president of the Las Vegas Security Chief's Association, a member of the International Association of Financial Crime Investigators, and current president of the Harmon Avenue Business Association.


     Mr. Luizzo is a brother of Anthony Luizzo and an uncle of Phillip Luizzo.


John C. Svedese

     Mr. Svedese has over 12 years experience as a senior investigative auditor for the New York City District Council of Carpenters.

     Mr. Svedese has been with the Company or its predecessor since 1994 and is familiar with all aspects of the company's growth and development. Mr. Svedese monitors the day-to-day operations of AccuFacts in the New York City office. In order to maintain AccuFacts' high level of personal as well as professional services, he also acts as the business liaison between AccuFacts and its clients

     Mr. Svedese assists the Board of Education of the City of New York by providing seminars regarding Pre-Employment screening by corporations to its faculty and students.

     All directors hold office until the next annual meeting of stockholders and until their successors have been elected and qualified, subject to death, resignation or removal from office prior to such time.

Item 6. Executive Compensation

The following table sets forth the total renumeration to be paid to the President and Vice President of the Company.

                           SUMMARY COMPENSATION TABLE
                              Annual Compensation

(a)                 (b)            (c)            (d)            (e)

Name                                                             Other
and                                                              Annual
Principal                                                        Compen-
Position            Year           Salary         Bonus          sation
                                   ($)            ($)            ($)

Phillip Luizzo (1)  1998           $ 52,000       --             --
President

John Svedese (2)    1998           $ 39,000       --             --
Vice President

a) Represents fiscal years ended September 30.


     (1) Mr. Philip Luizzo was paid $52,000 in total compensation by the Company and the Predecessor in 1998. Commencing on January 1, 1999 Mr. Luizzo is being paid salary at the rate of $150,000 per year in his capacity as President pursuant to a five-year employment contract which will terminate on September 1, 2003. In addition, under the terms of such employment agreement Mr. Philip Luizzo will be paid an annual bonus equal to 10% of the Company's annual profit in excess of $500,000.


     (2) Mr. John Svedese was paid $39,000 in total compensation by the Company and its predecessor in 1998. Commencing on January 1, 1999 Mr. Svedese is being paid salary at the rate of $50,000 per year under the terms of five-year employment contract which will terminate on September 1, 2003.

     There is not at present any compensation paid to directors of the Company in their capacity as such.

     The Company does not at this time have a stock option plan or other incentive compensation plan.

Item 7. Certain Relationships and Related Transactions

     Not Applicable


Item 8. Description of Securities.

General

     As of the date of this Registration Statement, the authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, $.01 par value, of which 6,450,000 shares are outstanding, and 5,000,000 shares of Preferred Stock, $.01 par value, of which no shares are outstanding. The following description of the securities of the Company and certain provisions of the Company's Certificate of Incorporation and By-Laws, each as amended, is a summary and is qualified in its entirety by the provisions of the Certificate of Incorporation and By-Laws as currently in effect.

Common Stock

     Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders, including the election of directors. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election if they choose to do so. The Certificate of Incorporation does not provide for cumulative voting for the election of directors. Holders of Common Stock will be entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor, and will be entitled to receive, pro rata, all assets of the Company available for distribution to such holders upon liquidation. Holders of Common Stock have no preemptive, subscription or redemption rights. All outstanding shares of Common Stock are, and the shares offered hereby, upon issuance, will be, fully paid and non assessable.

Preferred Stock

     Pursuant to the Certificate of Incorporation, the Company is authorized to issue "blank check" preferred stock, which may be issued from time to time in one or more series upon authorization by the Company's Board of Directors. The Board of Directors, without further approval of the shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company, discourage bids for the Company's Common Stock at a premium or otherwise adversely affect the market price of the Common Stock.


Potential Impact of Penny Stock Rules

     It is possible that trading the Common Stock may become subject to the Penny Stock Rules adopted pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Generally, Penny Stock is defined as a security that is priced under $5; is not traded on a national securities exchange or on NASDAQ (the NASD's automated quotation system for actively traded stocks); and is issued by a company that has less than $2,000,000 in net tangible assets and has been in business less than 3 years, or by a company that has revenues of less than $6,000,000 for 3 years. To the extent that the trading price of the Common Stock falls below $5, the Common Stock is not traded on NASDAQ and the Company has net tangible assets of less than $2,000,000, trading in the Company's Common Stock would be subject to the Penny a Stock Rules. The Penny Stock Rules require that any broker-dealer effecting transaction in penny stock verify that purchasers are suitable for the investment and that such purchasers receive a detailed statement as to the risks of investing in penny stock. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. By virtue of the fact that potential purchasers must be pre-qualified to purchase penny stock and that special disclosure rules regarding investment of penny stock must be satisfied, the potential market for the Company's Common Stock would be reduced and it may be more difficult to sell the Preferred Stock on a timely basis which may further impact the ultimate trading price. The Company cannot predict whether the Company will become subject to the Penny Stock rules.

                                     PART II

Item 1. Market Price of and Dividends On the Registrant's Common Equity and Other Shareholder Matters

Market Price

     The Company's Common Stock has been quoted on the Over-the Counter Bulletin Board since October 1998 under the symbol "APES". The following table set forth, the high and low bid prices for the Common Stock for the quarters indicated. The quotations represent bid between dealers and do not incuded retail mark-up, mark-down or commissions, and do not represent actual transactions.


                 Fourth Quarter         First Quarter           Second Quarter
                      1998                  1999                    1999
                      ----                  ----                    ----
High                  3 5/16                4 1/8                   4 7/8
Low                   1 3/4                 1 1/2                   1 1/8

     At the date of this Registration Statement there are 19 holders of record of 6,450,000 shares of Common Stock, including holders which maintain their ownership in street name.


Dividends

     The Company anticipates that for the forseeable future, earnings will be retained for the development of is business. Accordingly, the Company does not anticipate paying dividends on the Preferred Stock or Common Stock in the foreseeable future. The payment of future dividends will be at the sole discretion of the Company's Board of Directors and will depend upon among other of the Company and general business conditions.

Item 2.  Legal Proceedings

     None.

Item 3.  Changes in the Disagreements with Accountants

     None


Item 4 Recent Sales of Unregistered Securities

     (i) Sales upon the consummation of the merger in August 1998, the transaction described in Part I, Item 1 of this report. At the effective date of such transaction, August 20, 1998, unregistered shares of common stock were issued to four individuals or entities described below.

          A.   Philip Luizzo

               Mr. Luizzo was issued 3,750,000 shares of common stock in his capacity as the sole shareholder of AccuFacts Pre-Employment Screening, Inc., the New York corporation ("AccuFacts of New York") which entered into a transaction with the public company Southern Cargo Company, Inc. ("Southern") which resulted in the business of AccuFacts of New York becoming the business of Southern. Mr. Philip Luizzo was the president, sole shareholder and a member of the Board of Directors of AccuFacts of New York and became president, controlling shareholder and a member of the Board of Directors of Southern. By reason of his status as an officer, Mr. Luizzo is an accredited investor. Registrant regards the transaction as an issuance of securities exempt under Section 4(2) of the Securities Act of 1933 (the "Act").

          B.   Robert DePalo

               Robert DePalo was issued 500,000 shares of common stock on August 26, 1998 for providing financial consulting services to AccuFacts of New York for the period of approximately 18 months prior to the transaction with Southern. His services involved his learning and analyzing the business of AccuFacts of New York and finding a suitable partner to achieve the financial restructuring of AccuFacts of New York for the purpose of attracting additional funding. Mr. DePalo had all necessary information to make an informed investment decision. Mr. DePalo was issued the 500,000 shares for such services as of the August 26, 1998 effective date of the transaction with Southern. The consideration for such shares was the services he rendered to such date. Mr. DePalo is an accredited investor by reason of his personal wealth. The issuance of shares to Mr. DePalo is, accordingly, exempt under
               Section 4(2) of the Act.

          C.   Old Oak Fund, Inc.

               Old Oak Fund, Inc. was issued 500,000 shares of common stock for providing financial consulting services to AccuFacts of New York for the period of approximately 18 months prior to the transaction with Southern in conjunction with Mr. DePalo. Its services also involved learning and analyzing the business of AccuFacts of New York and finding a suitable partner to achieve the financial restructuring of AccuFacts of New York for the purpose of attracting additional funding. Old Oak Fund, Inc. was issued 500,000 shares for such services as of the August 26, 1998 effective date of the transaction of Southern. The consideration for such shares was the services he rendered to such date. Old Oak Fund, Inc. is a sophisticated investor having had access to all information necessary to make an informed investment decision. Accordingly, the issuance of shares to Old Oak Fund, Inc. is exempt under Section 4(2) of the Act.

          D.   Tammy Perrotta

               Ms. Perrotta was issued 200,000 shares of common stock on August 26, 1998 for business and, to a lesser degree, financial advisory services to AccuFacts of New York with respect to its development. Such services were rendered without compensation other than an oral understanding that Ms. Perrotta would be compensated by the issuance of shares upon a successful financial restructuring or merger. By reason of her familiarity with the business of AccuFacts of New York and the financial circumstances, Ms. Perrotta is a sophisticated investor having had access to all information necessary to make an informed investment decision. Accordingly, the issuance of her shares is exempt under Section 4(2) of the Act.

     (ii) Sales Pursuant to an Offering Under Section 504 of Regulation D. Commencing on September 15, 1998 and terminating on December 18, 1998, the registrant offered for sale 500,000 shares of its common stock for a purchase price of $2 per share. Offers and sales in connection with this offering were carried out by the registrant. The registrant effected three sales under the offering aggregating 500,000 shares. The aggregate offering price for the sales of all securities under this offering did not exceed $1,000,000. No other securities were sold within the 12 months before the start of and during this offering. Pursuant to the provisions of 504D, such sales were exempt from the registration requirement of the Securities Act of 1933. Such sales were as follows:

          A. On October 15, 1998, Canadian Advantage LP ("Canadian") subscribed for 125,000 shares of common stock for a purchase price of $250,000 and paid the full subscription price prior to subscribing for such shares. Representatives of Canadian reviewed the business and financial condition of the registrant and had access to the registrant's executive officers with respect to inquiries they might have had.

          B. By subscription made on December 18, 1998, Avalon Financial Services LLC ("Avalon") subscribed for an aggregate of 187,500 shares of common stock. Simultaneously with such subscription, Avalon executed a promissory note for $375,000 due June 30, 1999. The maturity date of this promissory note has been extended to September 15, 1999. At the date hereof, an aggregate of $62,800 has been received from Avalon for the shares. Prior to Avalon's making the subscription for these shares, representatives of Avalon reviewed the business and financial condition of registrant and had access to the executive officers with respect to inquiries they might have had.

          C. By subscription made on December 18, 1998, Todd Grama ("Grama") subscribed for an aggregate of 187,500 shares of common stock. Simultaneously with such subscription, Grama executed a promissory note for $375,000 due June 30, 1999. The maturity date of this promissory note has been extended to September 15, 1999. At the date hereof, an aggregate of $66,000 has been received from Grama for the shares. Prior to making the subscription, representatives of Grama reviewed the business and financial condition of the registrant and had access to the executive officers of registrant with respect to inquiries they might have had.


Item 5.  Indemnification of Directors and Officers

     Section 145 of the General Corporation Law of the State of Delaware provides for the indemnification of officers and directors under certain circumstances against expenses incurred in successfully defending against a claim and authorizes Delaware corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director.

         Section 102(b) of the Delaware General Corporation Law permits a corporation, by so providing in its certificate of incorporation, to eliminate or limit director's liability to the corporation and its stockholders for monetary damages arising out of certain alleged breaches of their fiduciary duty. Section 102(b)(7) provides that no such limitation of liability may affect a director's liability with respect to any of the following: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not made in good faith or which involve intentional misconduct of knowing violations of law; (iii) liability for dividends paid or stock repurchased or redeemed in violation of the Delaware General Corporation Law; or
(iv) any transaction from which the director derived an improper personal benefit. Section

102(b)(7) does not authorize any limitation on the ability of the corporation or its stockholders to obtain injunctive relief, specific performance or other equitable relief against directors.

     Article Ten of the Company's Certificate of Incorporation and the Company's By-laws provide that all persons who the Company is empowered to indemnify pursuant to the provisions of Section 145 of the General Corporation law of the State of Delaware (or any similar provision or provisions of applicable law at the time in effect), shall be indemnified by the Company to the full extent permitted thereby. The foregoing right of indemnification is not deemed to be exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.



                                   Signatures

     In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     Accufacts Pre-Exnployment, Inc


Date: August 30, 1999


                                     By: /s/ Philip Luizzo
                                         ---------------------------------
                                     Philip Luizzo
                                     President and Chief Executive Officer
                                     (Principal Executive Officer)

     Pursuant to the requirements of the Securities Exchange act of 1934, this registration statement has been signed below by the followings persons on behalf of the registrant and in the capacities and on the dates indicated.


Dated: August 30, 1999               By: /s/ Philip Luizzo
                                         ---------------------------------
                                     Philip Luizzo
                                     President and Chief Executive Officer
                                     (Principal Executive Officer)

Dated: August 30, 1999               By: /s/John C. Svedese
                                         ---------------------------------
                                     John Svedese
                                     Vice President and Director

Dated: August 30, 19999              By: /s/ Frank Luizzo
                                         ---------------------------------
                                     Frank Luizzo
                                     Director

Dated: August 30, 1999               By: /s/ Joseph W. Slattery
                                         ---------------------------------
                                     Joseph W. Slattery
                                     Director

Dated: August 30, 1999               By: /s/ Anthony Luizzo
                                         ---------------------------------
                                     Anthony Luizzo
                                     Director

                                    PART F/S


                              Financial Statements
                               For the Years Ended
                           December 31, 1997 and 1998
                            and Accountants' Reports

                    ACCUFACTS PRE-EMPLOYMENT SCREENING, INC.

                              FINANCIAL STATEMENTS

          For the Years Ended December 31, 1998 and 1997 and the period ended March 31, 1999

                    ACCUFACTS PRE-EMPLOYMENT SCREENING, INC.


                                    CONTENTS

                                                                            Page
                                                                            ----


INDEPENDENT AUDITORS' REPORT                                                  1


FINANCIAL STATEMENTS

  Balance Sheet                                                             2-3
  Statements of Operations                                                    4
  Statements of Changes in Stockholders' Equity                               5
  Statements of Cash Flows                                                  6-7

NOTES TO FINANCIAL STATEMENTS                                              8-13

UNAUDITED FINANCIAL STATEMENTS

 Unaudited Balance Sheet                                                     14
 Unaudited Statements of Operation                                           15
 Unaudited Statements of Cash Flows                                          16

NOTES TO UNAUDITED FINANCIAL STATEMENTS                                      17

                          INDEPENDENT AUDITORS' REPORT




To the Stockholders and Board of Directors of Accufacts Pre-Employment Screening, Inc.

We have audited the accompanying balance sheet of Accufacts Pre-Employment Screening, Inc. as of December 31, 1998, and the related statements of operations, changes in stockholders' equity and cash flows for the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Accufacts Pre-Employment Screening, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the two years then ended, in conformity with generally accepted accounting principles.






                                                           Marcum & Kliegman LLP


February 19, 1999
New York, New York

                    ACCUFACTS PRE-EMPLOYMENT SCREENING, INC.

                                  BALANCE SHEET

                                December 31, 1998



                                     ASSETS



CURRENT ASSETS
 Cash                                                    $ 52,497
 Accounts receivable, net of allowable for
  doubtful account of $4,948                              289,395
                                                         --------

       Total Current Assets                                             $341,892

PROPERTY AND EQUIPMENT, Net                                               85,827


OTHER ASSETS
 Security deposits                                          2,708
 Intangible asset                                          16,783
                                                         --------

       Total Other Assets                                                 19,491
                                                                        --------

       TOTAL ASSETS                                                     $447,210
                                                                        ========


   The accompanying notes are an integral part of these financial statements.

                    ACCUFACTS PRE-EMPLOYMENT SCREENING, INC.

                                  BALANCE SHEET

                                December 31, 1998



                      LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT LIABILITIES
 Accounts payable and accrued expenses                   $ 152,350
 Current maturities of capital lease obligations             9,179
 Note payable, bank                                         63,335
 Loans payable, stockholder                                 26,280
                                                         ---------

       Total Current  Liabilities                                     $ 251,144

OTHER LIABILITIES
 Deferred income taxes payable                              40,000
 Capital lease obligations, less current maturities          9,760
                                                         ---------

       Total Other Liabilities                                           49,760
                                                                       ---------

       TOTAL LIABILITIES                                                300,904

COMMITMENTS

STOCKHOLDERS' EQUITY
 Preferred stock, $.01 par value, 5,000,000 shares
  authorized, none issued and outstanding                      -0-
 Common stock, $0.01 par value, 50,000,000 authorized,
   6,075,000 issued and outstanding                         60,750
 Common stock subscribed, 375,000 shares                     3,750
 Additional paid in capital                                944,470
 Stock subscription receivable                            (750,000)
 Accumulated deficit                                      (112,664)
                                                         ---------

       TOTAL STOCKHOLDERS' EQUITY                                       146,306
                                                                       ---------

       TOTAL LIABILITIES AND
        STOCKHOLDERS' EQUITY                                          $ 447,210
                                                                      =========


   The accompanying notes are an integral part of these financial statements.

                    ACCUFACTS PRE-EMPLOYMENT SCREENING, INC.

                            STATEMENTS OF OPERATIONS

                 For the Years Ended December 31, 1998 and 1997



                                                          1998          1997
                                                       ----------    ----------

REVENUES                                               $1,598,772    $1,416,579
                                                       ----------    ----------


COST OF SALES                                           1,119,043       885,002
                                                       ----------    ----------


       GROSS PROFIT                                       479,729       531,577


GENERAL AND ADMINISTRATIVE EXPENSES                       552,474       413,568
                                                       ----------    ----------


       OPERATING (LOSS) INCOME                            (72,745)      118,009


OTHER EXPENSE
 Interest expense, net                                    (10,031)       (7,340)
                                                        ----------    ----------


       (LOSS) INCOME BEFORE INCOME TAXES                  (82,776)      110,669


INCOME TAXES                                               42,105         1,043
                                                       ----------    ----------


       NET (LOSS) INCOME                               $ (124,881)   $  109,626
                                                       ==========    ==========


Net (Loss) Income Per Share, Basic and Diluted         $    (0.02)   $     0.03
                                                       ==========    ==========

Weighted average number of common shares outstanding    5,181,096     3,750,000
                                                       ==========    ==========


   The accompanying notes are an integral part of these financial statements.

                    ACCUFACTS PRE-EMPLOYMENT SCREENING, INC.

                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                 For the Years Ended December 31, 1998 and 1997


                                                                                                                       Common
                                                          Preferred Stock                    Common Stock               Stock
                                                        Shares          Amount           Shares         Amount       Subscribed
                                                        ------          ------           ------         ------       ----------
BALANCE - January 1, 1997                                  -0-       $     -0-             200       $   5,380           $  -0-

Net income
                                                     ---------       ---------       ---------       ---------           ------

BALANCE - December 31, 1997                                -0-             -0-             200           5,380              -0-

Issuance of shares resulting from merger                                             3,750,000          37,500

Recapitalization resulting from merger                                                 999,800           4,620


Issuance of shares for consulting services                                           1,200,000          12,000


Issuance of shares in connection with the
  Offering, net of offering costs                                                      125,000           1,250

Common stock subscribed in connection with
  the Offering                                                                                                            3,750

Stock subscription receivable in connection with the Offering

Net loss
                                                     ---------       ---------       ---------       ---------           ------
BALANCE - December 31, 1998                                -0-       $     -0-       6,075,000       $  60,750           $3,750
                                                     =========       =========       =========       =========           ======

                                                     Additional       Stock
                                                      Paid in      Subscription      Accumulated
                                                      Capital       Receivable         Deficit          Total
                                                      -------       ----------         -------          -----
BALANCE - January 1, 1997                            $     -0-       $     -0-        $(53,939)       $(48,559)

Net income                                                                             109,626         109,626
                                                     ---------       ---------       ---------       ---------

BALANCE - December 31, 1997                                -0-             -0-          55,687          61,067

Issuance of shares resulting from merger                                               (37,500)            -0-

Recapitalization resulting from merger                                                  (5,970)         (1,350)


Issuance of shares for consulting services                                                              12,000


Issuance of shares in connection with the
  Offering, net of offering costs                      198,220                                         199,470

Common stock subscribed in connection with
  the Offering                                         746,250                                         750,000

Stock subscription receivable in connection
  with the Offering                                                   (750,000)                       (750,000)

Net loss                                                                              (124,881)       (124,881)
                                                     ---------       ---------       ---------       ---------
BALANCE - December 31, 1998                          $ 944,470       $(750,000)      $(112,664)      $ 146,306
                                                     =========       =========       =========       =========


   The accompanying notes are an integral part of these financial statements.

                    ACCUFACTS PRE-EMPLOYMENT SCREENING, INC.

                            STATEMENTS OF CASH FLOWS

                 For the Years Ended December 31, 1998 and 1997


                                                             1998        1997
                                                          ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income                                         $(124,881)  $ 109,626
                                                          ---------   ---------
Adjustments to reconcile net loss to net cash (used in)
 provided by operating activities:
  Depreciation and amortization                              33,358      20,945
  Increase in accounts receivable                           (60,515)    (35,500)
  Increase in unbilled receivable                               -0-     (64,549)
  Increase in security deposits                                (508)       (300)
  Increase in accounts payable and accrued expenses           6,332      61,153
  Increase in deferred income taxes payable                  40,000         -0-
                                                          ---------   ---------

       TOTAL ADJUSTMENTS                                     18,667     (18,251)
                                                          ---------   ---------

       NET CASH (USED IN) PROVIDED BY
        OPERATING ACTIVITIES                               (106,214)     91,375
                                                          ---------   ---------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property and equipment                       (25,233)    (60,232)
  Purchase of intangible asset                              (19,000)        -0-
                                                          ---------   ----------

       NET CASH USED IN INVESTING ACTIVITIES                (44,233)    (60,232)
                                                          ---------   ---------

CASH FLOWS FROM FINANCING ACTIVITIES
  Repayments on capital lease obligations                    (6,395)        -0-
  Net repayments of note payable, bank                       (5,786)       (879)
  Repayments on stockholder's loans                             -0-     (30,000)
  Proceeds from issuance of common stock                    250,000         -0-
  Payments for the offering costs                           (38,530)        -0-
                                                          ---------   ---------

       NET CASH PROVIDED BY (USED IN)
        FINANCING ACTIVITIES                                199,289     (30,879)
                                                          ---------   ---------

       NET INCREASE IN CASH                                  48,842         264

CASH - Beginning                                              3,655       3,391
                                                          ---------   ---------

CASH - Ending                                             $  52,497   $   3,655
                                                          =========   =========


   The accompanying notes are an integral part of these financial statements.

                    ACCUFACTS PRE-EMPLOYMENT SCREENING, INC.

                 For the Years Ended December 31, 1998 and 1997



SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION


Cash paid during the years for:
                                                                         1998      1997
                                                                       --------   ------
  Interest                                                             $ 10,066   $7,350
  Income taxes                                                         $  1,034   $  634


Non-cash investment and financing activities:

  Additions to capital leases                                          $ 25,334    $ -0-

  Subscription receivable for common stock subscribed in
   connection with the Offering                                        $750,000    $ -0-

  Issuance of shares resulting from merger                             $ 37,500    $ -0-


  Issuance of shares for consulting services                           $ 12,000    $ -0-


  Accounts payable acquired in connection with the merger              $  1,350    $ -0-


   The accompanying notes are an integral part of these financial statements.

                    ACCUFACTS PRE-EMPLOYMENT SCREENING, INC.

                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - Summary of Significant Accounting Policies

     Description of Business

     Accufacts Pre-Employment Screening, Inc. ("Accufacts") was incorporated on October 6, 1994 in the State of New York. On August 31, 1998 Accufacts consummated a merger with a public shell, Southern Cargo Company ("Southern"), a Florida corporation. Southern simultaneously with this merger changed its name to Accufacts Pre-Employment Screening Inc. (the "Company") and shortly thereafter re-incorporated in the State of Delaware. Under the terms of the merger all of the outstanding shares of Accufacts were acquired by Southern in exchange for 3,750,000 shares of Southern's $.01 par value common stock. This transaction was accounted for as a reverse acquisition whereby Accufacts was the acquirer for accounting purposes. The historical financial statements prior to August 31, 1998 are those of Accufacts.

     The Company acts as an information service bureau and is engaged primarily in the business of verifying job applicant background information for employers using databases and a national network of agents throughout the United States.

     Property and Equipment and Depreciation

     Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the expected useful lives of the assets. Upon retirement or other disposition of depreciable assets, the cost and related accumulated depreciation are eliminated from the accounts, and any gain or loss on disposal is credited to or charged against income. In the event of a trade in, the undepreciated cost of the trade-in is included in the cost of the newly acquired asset.

     Revenue Recognition

     Revenues are recorded at the time of performance of service.

     Advertising Cost

     Advertising costs are expensed as incurred.

     Income Taxes

     The Company's method of accounting for income taxes is the liability method required by FASB Statement No. 109 "Accounting for Income Taxes".

     Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes.


     Computer Software

     The Company adopted Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 establishes the accounting for costs of software products developed or purchased for internal use, including when such costs should be capitalized. In accordance with SOP 98-1, payroll and payroll-related costs incurred directly associated with the internal-use software project were capitalized by the Company and such capitalized costs are amortized on a straight-line basis over three years.

                    ACCUFACTS PRE-EMPLOYMENT SCREENING, INC.

                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - Summary of Significant Accounting Policies, continued

     Net Income (Loss) Per Share

     Net income (loss) per share is computed based on the weighted average number of shares of common stock outstanding during the year ended December 31, 1998. For the year ended December 31, 1997, net income (loss) per share of common stock is based on the share issued by Southern as a result of the merger (see above).

     In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128, AEarnings Per Share" (ASFAS 128"), which is required to be adopted beginning with the quarter ended December 31, 1997. At December 31, 1997, the Company adopted SFAS 128 which eliminates the presentation of primary and fully diluted earnings per share (EPS) and requires the presentation of basic and diluted EPS.

     Comprehensive Income

     During the year ended December 31,1998 the Company adopted FASB Statement No. (SFAS) 130, "Reporting Comprehensive Income". SFAS 130 requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. The adoption of SFAS 130 and the related required disclosures have no effects on the financial statements for the year ended December 31, 1998.

     Use of Estimates in the Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Fair Value of Financial Instruments

     The Company's financial instruments include cash, accounts receivable and accounts payable. Due to the short-term nature of these instruments, the fair value of these instruments approximate their recorded value. The Company has other liabilities which it believes is stated at estimated fair market value.

NOTE 2 - Property and Equipment

     Property and equipment is comprised of the following at December 31, 1998:

                    ACCUFACTS PRE-EMPLOYMENT SCREENING, INC.

                          NOTES TO FINANCIAL STATEMENTS


NOTE 2 - Property and Equipment, continued

                                                                   Estimated
                                                                    Useful
                                                   Amount            Lives
                                                  -------          ---------
     Furniture                                    $21,354           7 years
     Equipment                                     74,786           5 years
     Computer software                             62,612           3 years
                                                  -------
                                                  158,752

     Less: accumulated depreciation                72,925
                                                  -------
          Property and equipment, net             $85,827
                                                  =======

     Depreciation expense for the years ended December 31, 1998 and 1997 amounted to $31,141 and $20,945, respectively.

NOTE 3 - Intangible Assets

     During the year ended December 31,1998, the Company acquired customer lists from a related entity in the amount of $19,000.

     Intangible assets at December 31, 1998 consists of the following:

                                                                   Estimated
                                                                    Useful
                                                   Amount            Lives
                                                  -------          ---------
     Customer lists                               $19,000           5 years
     Less: accumulated amortization                 2,217
                                                  -------

          Intangible assets, net                  $16,783
                                                  =======

     Amortization expense for the years ended December 31, 1998 and 1997 amounted to $2,217 and $-0-, respectively.

NOTE 4 - Note Payable, Bank

     The Company has a $75,000 line of credit with a bank through June 30, 1999. The line bears interest at prime plus 2%, is secured by substantially all of the assets of the Company and is personally guaranteed by a stockholder of the Company.

     The Company also has a $25,000 business checking line of credit with a bank. The credit line bears interest at prime plus 6% and is secured by substantially all of the assets of the Company. There is no outstanding balance under this line at December 31, 1998.

                    ACCUFACTS PRE-EMPLOYMENT SCREENING, INC.

                          NOTES TO FINANCIAL STATEMENTS


NOTE 5 - Loans Payable, Stockholder

     Loans payable, stockholder represents advances made by a stockholder of the
     Company   through  the  normal  course  of  business.   Such  advances  are
     noninterest-bearing with no definitive repayment terms.


NOTE 6 - Stockholders' Equity


     At inception, Accufacts authorized and issued 200 shares of no par value common stock for $5,380. On August 31, 1998, the Company issued 3,750,000 shares of its, $.01 par value, common stock in connection with the merger between Accufacts and Southern which has been accounted for as a recapitalization. In addition, historical stockholders' equity of Accufacts prior to the merger was retroactively restated for the equivalent number of shares received in the merger after giving effect to the difference in par value of Accufacts and Southern. As a result, 999,800 shares of common stock were recapitalized by the Company for the restorative effects of the recapitalization. The Company also issued 1,200,000 of the Company's common stock, par value $.01 per share, for consulting services provided.



     On September 15, 1998, the Company offered to sell as part of the placement offering pursuant to Rule 504 of Regulation D of the Securities Act of 1933 a minimum of 25,000 shares and a maximum of 500,000 shares of the Company's $.01 par value common stock at an offering price of $2.00 per share (the "Offering"). The Offering was completed on December 18, 1998 whereby 125,000 shares were sold and 375,000 shares were subscribed for. The net proceeds from the sale of the common stock at December 31, 1998 was $199,470, net of direct related costs of $50,530. Stock subscription receivable relating to the stock subscribed at December 31, 1998 amounted to $750,000.




NOTE 7 - Income Taxes


     Prior to the merger, the Company elected to be taxed as an S corporation for federal and state income tax purposes. Pursuant to this election, earnings or losses were subject to tax at the stockholder's level rather than the corporate level. Therefore, no provision was made for the federal income tax on earning or losses of the Company in the 1997 financial statements except certain minimum state taxes. In conjunction with the merger, the S corporation status was terminated after August 31, 1998. The Company prepares its tax returns on the cash basis and the financial statements on the accrual basis which resulting temporary differences.

     The income tax expense for the years ended December 31, 1998 and 1997 consists of the following:

                                                          1998            1997
                                                        -------         -------
Current:
     Federal                                            $  -0-          $   -0-
     State                                               2,105            1,043
Deferred:
     Federal                                             30,000             -0-
     State                                               10,000             -0-
                                                        $42,105         $ 1,043
                                                        =======         =======

The components of deferred tax assets (liabilities) at December 31, 1998 consist of the following:


Net operating loss carryforward                               $  9,850
Cash basis accounting adjustment                               (49,850)
                                                               --------
         Net deferred tax liabilities                          $ 40,000
                                                               ========

The following is a reconciliation of income tax computed at the Federal Statutory rate to the provision for taxes:

                                                         1998              1997
                                                      ---------       ---------
Federal tax (benefit) computed at statutory rate       $(42,460)        $32,273
State and local taxes net of federal benefit              1,389           1,043
Cash basis adjustments and tax implications
resulting from termination of S corporation status       83,176         (32,273)
                                                       --------        --------
                                                      $ 42,105          $ 1,043
                                                       ========        ========

                    ACCUFACTS PRE-EMPLOYMENT SCREENING, INC.

                          NOTES TO FINANCIAL STATEMENTS


NOTE 8 - Commitments

     Capitalized Lease Obligation

     During the year ended December 31, 1998, the Company obtained equipment under two capital leases expiring through the year 2001. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair values of the asset. The assets are included in property and equipment and are being depreciated over the assets estimated useful lives.

     Minimum future lease payments under capital leases as of December 31, 1998 for each of the next three years, and in aggregate, are as follows:

     For the Year Ending
          December 31,                Principal        Interest           Total
     -------------------              ---------        --------          -------
            1999                       $ 9,179          $2,001           $11,180
            2000                         8,295             721             9,016
            2001                         1,465              32             1,497
                                       -------          ------           -------
              Total                    $18,939          $2,754           $21,693
                                       =======          ======           =======

     Interest rate on these two capitalized leases is 13.1% and 14.2%, respectively, and is imputed based on the lessor's implicit rate of return. Monthly payments of $499 and $433 are payable through March 2001 and July 2000, respectively.

     Operating Lease Agreement

     The Company leases its premises under a noncancelable operating lease which expires March 31, 2000 with monthly rental of $2,200. Rent expense for the years ended December 31, 1998 and 1997 was $26,400 and $29,950, respectively.

     Further minimum rental payments under the above noncancelable operating lease as of December 31, 1998 are as follows:

                    ACCUFACTS PRE-EMPLOYMENT SCREENING, INC.

                          NOTES TO FINANCIAL STATEMENTS


NOTE 8 - Commitments, continued

     Operating Lease Agreement, continued

     For the Year Ending
          December 31,                          Amount
     -------------------                       -------
            1999                               $26,400
            2000                                 6,600
                                               -------
                 Total                         $33,000
                                               =======

     Employment Agreements

     On September 1, 1998, the Company entered into two five-year employment agreements with two officers of the Company whereby the Company will pay a total salary of $200,000 per annum. At December 31, 1998, total future minimum commitments under these two agreements are $950,000.

                    ACCUFACTS PRE-EMPLOYMENT SCREENING, INC.

                                  BALANCE SHEET
                                   (Unaudited)

                                 March 31, 1999


                                     ASSETS



CURRENT ASSETS
 Cash                                              $  2,626
 Accounts receivable                                285,053
 Prepaid expenses                                     4,472
                                                   --------

       Total Current Assets                                             $292,151

PROPERTY AND EQUIPMENT, net                                               77,950

OTHER ASSETS
 Security deposits                                    2,708
 Intangible asset                                    15,833
                                                   --------
       Total Other Assets                                                 18,541
                                                                        --------
       TOTAL ASSETS                                                     $388,642
                                                                        ========

                    ACCUFACTS PRE-EMPLOYMENT SCREENING, INC.

                                  BALANCE SHEET
                                   (Unaudited)

                                 March 31, 1999


                      LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT LIABILITIES
 Accounts payable and accrued expenses                                $ 113,279
 Current maturities of capital lease obligations                          9,179
 Note payable, bank                                                      57,645
 Loans payable, stockholder                                              26,280
                                                                      ---------

       Total Current  Liabilities                                                    $ 206,383

OTHER LIABILITIES
 Deferred income taxes payable                                           40,000
 Capital lease obligations, less current maturities                       8,337

       Total Other Liabilities                                                          48,337
                                                                                     ---------

       TOTAL LIABILITIES                                                               254,720

COMMITMENTS

STOCKHOLDERS' EQUITY
 Preferred stock, $.01 par value, 5,000,000 shares authorized,
  none issued and outstanding                                               -0-
 Common stock, $0.01 par value, 50,000,000 authorized,
   6,075,000 issued and outstanding                                      60,750
 Common stock subscribed, 375,000 shares                                  3,750
 Additional paid in capital                                             944,470
 Stock subscription receivable                                         (750,000)
 Accumulated deficit                                                   (125,048)
                                                                      ---------

       TOTAL STOCKHOLDERS' EQUITY                                                      133,922
                                                                                     ---------

       TOTAL LIABILITIES AND
        STOCKHOLDERS' EQUITY                                                         $ 388,642
                                                                                     =========

                    ACCUFACTS PRE-EMPLOYMENT SCREENING, INC.

                            STATEMENTS OF OPERATIONS
                                   (Unaudited)

               For the Three Months Ended March 31, 1999 and 1998



                                                       1999              1998
                                                     ---------        ---------

REVENUES                                             $ 395,678        $ 364,588

COST OF SALES                                          261,868          286,629
                                                     ---------        ---------

       GROSS PROFIT                                    133,810           77,959

GENERAL AND ADMINISTRATIVE EXPENSES                    144,161          101,189
                                                     ---------        ---------

       OPERATING LOSS                                  (10,351)         (23,230)

OTHER EXPENSE
 Interest expense, net                                  (1,663)          (1,683)
                                                     ---------        ---------

       LOSS BEFORE INCOME TAXES                        (12,014)         (24,913)

INCOME TAXES                                               370              526
                                                     ---------        ---------
       NET LOSS                                      $ (12,384)       $ (25,439)
                                                     =========        =========

                    ACCUFACTS PRE-EMPLOYMENT SCREENING, INC.

                            STATEMENTS OF CASH FLOWS
                                   (Unaudited)

               For the Three Months Ended March 31, 1999 and 1998



                                                             1999        1998
                                                           --------    --------

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                   $(12,384)   $(25,439)
                                                           --------    --------
Adjustments to reconcile net loss to net cash used in
 operating activities:
  Depreciation and amortization                               8,827       6,071
  Decrease in accounts receivable                             4,342      31,587
  Increase in prepaid expenses                               (4,472)     (2,782)
  Increase in cash overdraft                                    -0-         179
  Decrease in accounts payable and accrued expenses         (39,071)    (22,332)
                                                           --------    --------

       TOTAL ADJUSTMENTS                                    (30,374)     12,723
                                                           --------    --------

       NET CASH USED IN OPERATING ACTIVITIES                (42,758)    (12,716)
                                                           --------    --------

CASH FLOWS FROM FINANCING ACTIVITIES
  Repayments on capital lease obligations                    (1,423)        -0-
  Net repayments of note payable, bank                       (5,690)        -0-
  Net proceeds of note payable, bank                            -0-       9,061
                                                           --------    --------
       NET CASH (USED IN) PROVIDED BY FINANCING
        ACTIVITIES                                           (7,113)      9,061
                                                           --------    --------

       NET DECREASE IN CASH                                 (49,871)     (3,655)

CASH - Beginning                                             52,497       3,655
                                                           --------    --------

CASH - Ending                                              $  2,626     $   -0-
                                                           ========    ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the periods for:

  Interest                                                 $  1,670    $  1,690
  Income taxes                                             $  1,305    $  1,034

                    ACCUFACTS PRE-EMPLOYMENT SCREENING, INC.

                     NOTES TO UNAUDITED FINANCIAL STATEMENTS


NOTE 1

     In the opinion of management, the balance sheet at March 31, 1999, the statements of operations and the statements of cash flows for the three months ended March 31, 1999 and 1998 have been prepared by management without audit. In the opinion of management, all necessary adjustments (which include only normal recurring adjustments) have been made in order to present fairly the financial position at March 31, 1999. The results of operations for the three months ended March 31, 1999 and 1998 are not necessarily an indication of the operating results for the entire year.

NOTE 2

     Accufacts Pre-Employment Screening, Inc. ("Accufacts") was incorporated on October 6, 1994 in the State of New York. On August 31, 1998 Accufacts consummated a merger with a public shell, Southern Cargo Company ("Southern"), a Florida corporation. Southern simultaneously with this merger changed its name to Accufacts Pre-Employment Screening Inc. (the "Company") and shortly thereafter re-incorporated in the State of Delaware. Under the terms of the merger all of the outstanding shares of Accufacts were acquired by Southern in exchange for 3,750,000 shares of Southern's $.01 par value common stock. This transaction was accounted for as a reverse acquisition whereby Accufacts was the acquirer for accounting purposes. The historical financial statements prior to August 31, 1998 are those of Accufacts.

                                    PART III

Index to and Description of Exhibits

3.1       Articles of Incorporation of the Company and Certificate of Merger.

3.2       By-laws of the Company.

4.1       Specimen of Common Stock Certificate.

4.2       Asset Purchase agreement, dated August 26, 1998.


10.1 Promissory note and security agreement executed by Todd Gama in favor of registrant dated December 18, 1998, together with extension of maturity date of such note to September 15, 1999.

10.2 Promissory note and security agreement executed by Hunter Adams, President of Avalon Financial Services, LLC in favor of registrant dated December 18, 1998, together with extension of maturity date of such note to September 15, 1999.


10.4 Employment Agreement, dated September 1, 1998, between the Registrant and Philip Luizzo.

10.4-1 Employment Agreement, dated Septmenber 1, 1998, between the Registrant and John Svedese.


27        Financial Data Schedule


                          Financial Statement Schedules